UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      February 24, 2006

Mr. Thomas J. Dostart
Vice President, General Counsel and Secretary
Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219



      Re:	Massey Energy Company
		Registration Statement on Form S-4
      Filed January 31, 2006
		File No. 333-131415

Dear Mr. Dostart:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Certain United States Federal Income Tax Considerations, page 68

1. As you have not filed as an exhibit your tax opinion, we assume that you intend to file a short-form opinion. Please note that the executed short-form opinion must be filed as an exhibit prior to effectiveness. The opinion must state that the disclosure found in the registration statement is the opinion of your counsel.

2. Assuming that the disclosure under this caption constitutes the opinion of your counsel, we note that the opinion must be revised to conform to the standards set forth in Item 601(b)(8) of Regulation S-
K.  The following items should be revised:
* The caption should reflect the fact that your disclosure addresses all the material federal income tax consequences;
* The disclosure must include a statement confirming that the disclosure is the opinion of your counsel;
* The statement "[t]his discussion is a summary for general information only and does not consider all aspects of U.S. federal income tax" suggests that not all material tax consequences have been discussed; and
* Your counsel`s opinion regarding the matters he is opining upon must be expressed in a firm, conclusive manner. Thus, avoid statements such as "[t]he exchange of outstanding notes should not be a taxable exchange."

3. File as an exhibit the consent of the counsel providing the opinion.

Legality Matters, page 73

4. Please revise to state that Hunton & Williams LLP is also opining on the validity of the guarantees underlying the exchange notes.

Opinion of Hunton & Williams LLP

5. We note that the exchange notes are being issued pursuant to an indenture governed by New York law. Your counsel`s opinion must address whether the indenture is a legally binding contract under New
York law.  Revise the opinion accordingly.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or, in her absence, the undersigned at (202)
551-
3685.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	D. Carter (via facsimile 404-888-4190)
      C. Moncada-Terry

Mr. Thomas J. Dostart
Massey Energy Company
February 24, 2006
Page 2